UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Crexendo, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

226552107

(CUSIP Number)

David Wang

P.O. Box 8588

La Jolla, California 92038

(858) 764-5225

Copies to:

William Eigner

Procopio, Cory, Hargreaves & Savitch LLP

525 B Street, Suite 2200

San Diego, California 92101

619-515-3210

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226552107

1		NAME OF REPORTING PERSONS David Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,377,050(1)
	8	SHARED VOTING POWER 10,621,403(2)
	9	SOLE DISPOSITIVE POWER 1,377,050(1)
	10	SHARED DISPOSITIVE POWER 206,710(3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,998,453
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.3%(4)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes (i) 422,597 shares of Common Stock (as defined below), and (ii) 954,453 shares of Common Stock issuable upon exercise of certain stock options held by the Reporting Person individually.

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(2) Includes (i) an aggregate of 9,149 shares of Common Stock held in escrow and issuable to the Reporting Person upon release, pursuant to the Merger Agreement (defined below) and certain related escrow agreements; (ii) 193,366 shares of Common Stock held directly by Idaltu LLC, a limited liability company wholly-owned by the Reporting Person (“Idaltu”); (iii) an aggregate of 4,186 shares of Common Stock held in escrow and issuable to Idaltu upon release, pursuant to the Merger Agreement and certain related escrow agreements; and (iv) 10,414,702 shares of Common Stock (the “Mihaylo Shares”) beneficially owned by Steven Mihaylo. The Reporting Person may be deemed to have shared power to vote the Mihaylo Shares, and to have beneficial ownership thereof, as a result of the Voting Agreement (discussed in Items 3, 4 and 5, below) pursuant to Rule 13d-3 (“Rule 13d-3”) under the Act, with respect to the matters covered by the Voting Agreement. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Act, the Reporting Person disclaims all beneficial ownership of the Mihaylo Shares.

(3) Includes those shares included in Row 8, less the Mihaylo Shares, as the Voting Agreement does not provide the Reporting Person with dispositive power over the Mihaylo Shares.

(4) Calculated in accordance with Rule 13d-3, based upon (i) 18,445,086 shares of Common Stock issued and outstanding as of April 30, 2021, as reported in the Form 10-Q of the Issuer (defined below) filed with the Securities and Exchange Commission (“SEC”) on May 11, 2021; plus (ii) 3,097,309 shares of Common Stock issued in connection with the Mergers (defined below), as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2021; plus (iii) 954,453 shares of Common Stock underlying the stock options held by the Reporting Person, which options are fully vested and exercisable.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to shares of the common stock, par value $0.001 per share (“Common Stock”), of Crexendo, Inc., a Nevada Corporation (the “Issuer”), with its principal corporate office at 1615 S. 52nd Street Tempe, AZ 85281.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by David Wang (the “Reporting Person”), an individual, in his capacity as the Stockholder Representative pursuant to the Voting Agreement and Merger Agreement (both of which are discussed in further detail below).

(b)	The address for the Reporting Person is: 1200 Prospect Street, Suite 200, La Jolla, California 92037.

(c)	The Reporting Person is the Chief Technology Officer of the Issuer. The Reporting Person is also the sole member of Idaltu. In addition, the Reporting Person is the designated Stockholder Representative of the equityholders of NetSapiens, Inc. in connection with the Mergers (discussed below).

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 5, 2021, the Reporting Person (in his capacity as the Stockholder Representative) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Crexendo Merger Sub, Inc., Crexendo Merger Sub, LLC, NetSapiens, Inc. (“NetSapiens”) and the Reporting Person, pursuant to which the parties completed a series of mergers (the “Mergers”) on June 1, 2021. As partial consideration for the Mergers, the Issuer issued the following securities to the shareholders of NetSapiens (as of immediately prior to consummation of the Mergers, collectively, the “NetSapiens Shareholders”) in exchange for all of the issued and outstanding equity securities of NetSapiens (including vested options to purchase shares of NetSapiens common stock): (i) 3,097,309 shares of Common Stock, and (ii) options to purchase 4,482,328 shares of Common Stock. Of the foregoing securities issued to the NetSapiens Shareholders upon close of the Mergers, in exchange for all of the issued and outstanding equity securities of NetSapiens beneficially owned by the Reporting Person (including vested options to purchase shares of NetSapiens common stock), (i) the Reporting Person received an aggregate of 431,746 shares of Common Stock, of which 9,149 shares are currently being held in escrow in accordance with Merger Agreement and certain escrow agreements contemplated thereby, and fully vested options to purchase an aggregate of 954,453 shares of Common Stock; and (ii) Idaltu received an aggregate of 197,552 shares of Common Stock, of which 4,186 shares are currently being held in escrow in accordance with Merger Agreement and certain escrow agreements contemplated thereby.

In connection with, and as a condition to, the closing of the Mergers, on June 1, 2021, the Reporting Person (in his capacity as the Stockholder Representative) entered into a voting agreement (the “Voting Agreement”) with the Issuer and Steven Mihaylo (“Mr. Mihaylo”). See Item 4, below, for additional information regarding the Voting Agreement. No additional consideration was paid in connection with the Mergers in exchange for the execution and delivery of the Voting Agreement. A copy of the Merger Agreement and Voting Agreement were filed as Exhibits 2.1 and 10.1, respectively, to the Issuer’s Current Reports on Form 8-K filed on March 8, 2021 and June 1, 2021, respectively, and each is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the Voting Agreement, Mr. Mihaylo agreed to vote all of the shares of Common Stock beneficially owned by Mr. Mihaylo or acquired by Mr. Mihaylo during the term of the Voting Agreement (such currently held or after acquired shares of Common Stock, collectively the “Shares”) in favor of the appointment to the Board of Directors of the Issuer of a director nominee designated by the Reporting Person (the “NetSapiens Board Designee”). Pursuant to the Voting Agreement, the NetSapiens Board Designee shall be designated from time to time by the NetSapiens Shareholders that either: (a) received shares of the Issuer’s Common Stock at the First Effective Time (as defined in the Merger Agreement), or (b) exercised options to purchase shares of the Issuer’s Common Stock issued at the First Effective Time, holding a majority of the total shares of the Issuer’s Common Stock then held collectively by such equityholders (the “Designating Company Equityholders”), as communicated to the Issuer by the Reporting Person in his capacity as the Stockholder Representative. Any such NetSapiens Board Designee shall be subject to the approval of the Issuer, which approval shall not be unreasonably conditioned, withheld or delayed.

In addition, pursuant to the Voting Agreement, Mr. Mihaylo also agreed to vote, or cause to be voted, the Shares in whatever manner necessary to ensure that (i) no NetSapiens Board Designee elected to the Issuer’s Board may be removed from office other than for cause unless such removal is directed by the Designating Company Equityholders; (ii) any vacancies created by the resignation, removal or death of the NetSapiens Board Designee elected to the Board of Directors of the Issuer shall be filled by a new individual designated by the Designating Company Equityholders; and (iii) upon the request of the Designating Company Equityholders to remove the NetSapiens Board Designee, such director shall be removed.

In furtherance of the foregoing, Mr. Mihaylo appointed the Reporting Person and any designee of the Reporting Person his proxy and attorney-in-fact to vote or act by written consent during the term of the Voting Agreement with respect to the Shares on those matters set forth above. Mr. Mihaylo shall retain voting power of the Shares with respect to all other matters.

The Voting Agreement will terminate upon the earlier of (a) that date on which the NetSapiens Shareholders that received shares of the Issuer’s Common Stock at the closing of the Mergers fail to collectively beneficially own at least 5% of the Issuer’s total issued and outstanding shares of Common Stock; and (b) the termination of the Voting Agreement by mutual written consent of the parties thereto.

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The descriptions of the Merger Agreement and Voting Agreement contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Merger Agreement and Voting Agreement, copies of which are attached hereto as Exhibit 1 and 2, respectively, and are incorporated herein by reference.

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

Except as set forth in the Voting Agreement, and to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

For purposes of Rule 13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 11,998,453 shares of Common Stock, representing approximately 53.3% of the outstanding shares of Common Stock of the Issuer. As noted above, 10,414,702 of such shares are beneficially owned by Mr. Mihaylo, and the Reporting Person may be deemed to have shared voting power over such shares, and therefore beneficially own such shares for purposes of Rule 13d-3, solely as a result of the Voting Agreement.

Notwithstanding the foregoing, the Reporting Person hereby disclaims beneficial ownership of all of the Mihaylo Shares subject of the Voting Agreement, and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owners of any such Mihaylo Shares that are the subject of the Voting Agreement and covered by this Schedule 13D.

Without taking into consideration the Mihaylo Shares, the Reporting Person may be deemed to beneficially own an aggregate of 1,583,760 shares of Common Stock, representing approximately 7.0% of the outstanding shares of Common Stock of the Issuer.

Each percentage ownership of shares set forth in this Schedule 13D was calculated based on (i) 18,445,086 shares of Common Stock issued and outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 11, 2021, plus (ii) 3,097,309 shares of Common Stock issued in connection with the Merger, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2021. As applicable, the Reporting Person has included the shares of Common Stock issuable upon exercise of those vested stock options held by the Reporting Person, as required by Section 13d-3.

(b)

The Reporting Person has sole voting and disposition power over an aggregate of 1,377,050 shares of Common Stock held directly by him.

The Reporting Person has shared power to direct the voting of an aggregate of 10,621,403 shares of Common Stock, of which (i) 9,149 shares of Common Stock are being held in escrow and are issuable to the Reporting Person upon release; (ii) 193,366 shares of Common Stock are held directly by Idaltu, of which the Reporting Person is the sole member; (iii) 4,286 shares of Common Stock are being held in escrow and are issuable to Idaltu upon release; and (iv) 10,414,702 shares of Common Stock are beneficially owned by Steven.

The Reporting Person has shared disposition power over 206,710 shares of Common Stock, consisting of all of those shares over which it has shared power to the direct the voting of, less the Mihaylo Shares.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock of the Issuer effected by the Reporting Person during the last 60 days.

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(d)	Other than the parties to the Voting Agreement and Merger Agreement, the Reporting Person is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer’s securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth under Items 3, 4 and 5 and the agreements set forth under Item 7 are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreement described above, as well as those certain escrow agreements entered into in connection with the Mergers, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization, dated March 5, 2021, by and among Crexendo, Inc., Crexendo Merger Sub, Inc., Crexendo Merger Sub, LLC, NetSapiens, Inc. and David Wang as stockholder representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on March 8, 2021).

2	Voting Agreement, dated June 1, 2021, by and among Crexendo, Inc., Steven G. Mihaylo and David Wang as stockholder representative (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on June 1, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2021

	By:	/s/ David Wang
David Wang

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